Univest Securities, LLC

75 Rockefeller Plaza, Suite 1838

New York, NY 10019

United States

As the representative of the several underwriters

August 22, 2022

VIA EDGAR

Terry Beech

Donald Field

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Jianzhi Education Technology Group Company Limited (CIK No. 1852440)
Registration Statement on Form F-1 (File No.: 333-257865)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the several underwriters, hereby join in the request of Jianzhi Education Technology Group Company Limited that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on August 25, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representatives of the several underwriters, advise that the several underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Univest Securities, LLC
as representative of the several underwriters

By:	/s/ Edric Guo
Name:	Edric Guo
Title:	Chief Executive Officer

[Signature Page to Underwriters’ Acceleration Request Letter]